

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 13, 2009

Via Facsimile and U.S. Mail

Mr. Mark Murphy
Chief Executive Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, CA   92614

      RE: **Pro-Dex, Inc.**
            Form 10-KSB for fiscal year ended June 30, 2008
            Filed September 22, 2008
            Form 10-Q for the quarter ended December 31, 2008
            File No. 0-14942

Dear Mr. Murphy:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 8A(T) - Controls and Procedures, page 25

1.   The language that is currently included after the word "effective" in your disclosure
        appears to be superfluous, since the meaning of "disclosure controls and procedures" is
        established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to
        remove the language or to revise the disclosure so that the language that appears after the
        word "effective" is substantially similar in all material respects to the language that
        appears in the entire two-sentence definition of "disclosure controls and procedures" set
        forth in Rule 13a-15(e). This comment also applies to your Item 4 disclosures in your
        Forms 10-Q for the quarters ended September 30, and December 31, 2008.

Note 2. Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 33

2.   We note that you recognize revenue under research and development agreements as
        certain deliverables are met as specified in each development contract. Please address the
        following:

        •   Revise future filings to disclose the significant terms of your research and
            development contracts and explain how you account for the agreements.

        •   Tell us why such funding is classified as revenue instead of presented as a
            reimbursement against research and development expenses.

        •   As appropriate, revise future filings to explain how you apply any relevant
            authoritative literature, such as SOP 81-1, ETIF 00-21, EITF 07-01, etc.

Goodwill and Intangible Assets, page 34

3.   We note that you performed your annual goodwill testing on April 1, 2008 and did
        additional testing as of June 30, 2008. We note that your common share price and your
        overall market capitalization have significantly declined during the interim periods since
        the completion of your fiscal year ended June 30, 2008. We also note that your total
        market capitalization of approximately $4.2 million at December 31, 2008 is significantly
        below your book value at December 31, 2008 ($13.2 million). This decline in your
        market capitalization may be indicative of a potential impairment of your recorded
        investment in its intangible assets and goodwill. Given this significant decline in market
        capitalization, please address the following matters with respect to your most recent
        impairment analysis for goodwill:

- We note that you have updated your annual impairment analysis for goodwill on June 30, 2008. In this regard, please explain the method(s) and provide us with a summary of material relevant facts, assumptions and estimates you used in your impairment analysis for each of your various reporting units and further explain to us why you concluded that no impairment of goodwill was necessary.

- In light of the significant decrease in your market capitalization, please indicate if you plan to perform or have performed an impairment analysis since your year ended June 30, 2008.

- If an updated impairment analysis was performed, please provide us with a summary of the results of the most recently completed impairment analysis.

- Given the significant disparity between your current market capitalization and your book value, please explain the facts and circumstances which management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.

Note 7 – Net Income per Share, page 43

4.   Please revise future filings to provide the disclosures required by paragraph 40(c)of SFAS 128. Please note that this disclosure should include disclosure of the number of securities that could potentially dilute basic EPS in the future but were specifically excluded because to do so would have been antidilutive.

Form 10-Q for the quarter ended December 31, 2008

Note 3. Warranty, page 6

5.   We note the material change in estimate related to your warranty accrual.   Please revise your future filings to address the following:

- Revise the Critical Accounting Policies section of your MD&A to discuss the significant judgments and assumptions involved in your warranty accrual. Explain how your results could differ had you made different judgments or should management's judgments prove to be incorrect.

- Revise your warranty rollforward to separately disclose the aggregate changes in your liability for accruals related to preexisting warranties (including adjustments related to changes in estimates), as required by paragraph 14(b) of FIN 45.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant